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                                                                 EXHIBIT (a)(12)

[PIERCING PAGODA LOGO] MEMORANDUM

DATE:    August 29, 2000

TO:      Stock Purchase Plan Participants

CC:      Bonnie Weidner

FROM:    Michele Sciortino

RE:      TERMINATION OF EMPLOYEE STOCK PURCHASE PLAN

As of August 4, 2000, the Piercing Pagoda, Inc. Employee Stock Purchase Plan has terminated. The merger agreement with the Zale Corporation has Zale Corporation purchasing all Piercing Pagoda stock shares.

What does this mean for you and your Piercing Pagoda stock shares?
All Piercing Pagoda stock shares (restricted and unrestricted) that you own will be bought by the Zale Corporation when the merger agreement is finalized. The selling price will be $21.50 per share.

A final statement of your account has been sent to you and an additional copy is enclosed for your reference. At this time we have no specific date when you can expect payment for the sale of your stock shares, however, you will receive payment before the end of the calendar year.

What do you need to do?
Within the next week, you will be receiving a packet of information regarding the merger agreement and your Piercing Pagoda stock shares from Morrow and Company. Please follow the instruction enclosed in that packet. If you have any questions, you should call the "800" phone number listed on the letter.

If you have any questions regarding this memo, please contact Bonnie Wiedner by phone (x8758) or email (bweidner@pagoda.com).

Thank you.